

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2018

Erik Engstrom
Chief Executive Officer
RELX PLC
1-3 Strand
London
WC2N 5JR
England

> **Re: RELX PLC**
> **Registration Statement on Form F-4**
> **Filed February 22, 2018**
> **File No. 333-223157**

Dear Mr. Engstrom:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed February 22, 2018

Common Draft Terms of Merger, page 19

1. Please tell us whether the Boards intend to adopt the Common Draft Terms of Merger before effectiveness of this registration statement. In addition please tell us under what circumstances the Common Draft Terms of Merger may be amended before adoption, and how likely this is to occur. To the extent material please disclose those circumstances.

Erik Engstrom
RELX PLC
March 22, 2018
Page 2

<u>Independent Experts' Reports, page 19</u>

2.   Please tell us whether RELX PLC and RELX NV will receive their Independent Experts' Reports prior to effectiveness. If they will, please tell us what disclosure you intend to provide including any required by Item 4(b) of Form F-4 and whether you intend to file them as exhibits pursuant to Item 21(c) of Form F-4.

<u>Annex A, page A-1</u>

3.   We note that none of the annexes are included with the Common Draft Terms of Merger. Please tell us which of these you will be providing prior to effectiveness. For any you do not plan to provide please tell us why you are not required to do so.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact John Dana Brown, Attorney Advisor, at (202) 551-3859 or Anne Parker, Assistant Director, at (202) 551-3611 with any other questions.

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